Confidential

December 24, 2002

To
Nexus Telocation Systems Ltd.

Offer to Acquire NexusData Inc.

The purpose of this agreement is to outline the principals of an agreement between Nexus Telocation Systems Ltd. (“Nexus”) and STORM International represented by Shlomo Nimrodi or any new entity, which shall be established for this purpose (the “Investor”) to acquire NexusData Inc. (“ND” or the “Company”).

1.	After working closely with the Company in the last three months the Investor is interested in acquiring the Company and undertakes to take the following immediate actions:

	a.	To invest the necessary funds, at least US$75,000 in order to enable the Company sufficient time to secure the deal with its first client.

	b.	To reach an agreement with Bank Hapoalim B.M. (the “Bank”) to receive additional credit line.

c.

To reach an agreement with the Bank regarding the outstanding debt of the Company. The intent is to convert as much debt as possible to a long-term loan with sufficient grace period. In addition the Bank will increase the credit facility at an agreed upon amount.

d.

To keep the minimum number of the employees required to secure the first customer deal within the next three to four months and reach an agreement with all the employees on spreading any outstanding liabilities (over due compensation and severance payment) over several months.

	e.	To work closely with all the other debt holders of ND in order to reach acceptable arrangements regarding ND liabilities.

2.

The Investor is offering to acquire 100% of the outstanding share capital of ND as well as the outstanding debt of ND to Nexus in an amount of approximately $10 million, for the consideration of US$1 (one US dollar).

Confidential

3.	The Investor acquires ND as is and waives any claim and/or demand against Nexus, its officers and directors.

4.

ND will commit to pay Nexus a total amount of up to US$1.0 million in four equal quarterly payments in an earn out that will be paid after ND would have had 4 consecutive cash positive quarters and net assets of at least US$10 million.

5.

A bridge loan to ND provided by certain shareholders of Nexus Telocation Systems Ltd. (the “Lenders”) in an amount of approximately US$500,000 (the “Loan”) plus the accrued interest shall be converted into shares of the Company, in the Next Round of Financing, as defined herein, under such terms as more specifically set forth in an agreement among the Company and the Lenders.

“Next Round of Financing” shall mean an investment in the equity of the Company of at least US$2 million.

In addition, it is agreed between the Bank and the Lenders that in the event of repayment of any debt to the Bank the Lenders will also be repaid at a ratio of 3:1 between the Bank and the Lenders.

6.

This agreement is binding subject to the Investor reaching arrangements with (i) the Bank; and (ii) the employees of the Company, and both parties undertake to sign any additional documents required in order to finalize successfully this transaction.

Nexus Telocation Systems Ltd.	STORM International